SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VIVOPOWER INTERNATIONAL PLC
(Name of Issuer)

Ordinary Shares, par value $0.012 per share
(Title of Class of Securities)

G9376R 100
(CUSIP Number)

Eric T. Schwartz Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Kevin Chin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,266,531
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,266,531

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 54267E 104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

The Panaga Group Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,241,531
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,241,531

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Panaga Group Pty Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,241,531
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,241,531

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 4 of 7 Pages

This Schedule 13D is filed by Kevin Chin (“Chin”), The Panaga Group Trust (the “Trust”) and Panaga Group Pty Ltd. (the “Trustee,” and together with Chin and the Trust, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.012 per share (“Ordinary Shares”), of VivoPower International PLC, an English company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,557,376 Ordinary Shares outstanding as of December 29, 2016.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at 23 Hanover Square, Mayfair, London W1S 1JB, United Kingdom.

Item 2. Identity and Background.

Chin, who is a citizen of Australia, is the Non-Executive Chairman of the Issuer. The Trust, which is a trust formed under the laws of Australia, is a private investor. The Trustee, which is a company formed under the laws of Australia, is the trustee of the Trust. Chin also is the sole officer and director of the Trustee and is a beneficiary of the Trust.

The business address of the Reporting Persons is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources of Funds.

On December 28, 2016, the Issuer consummated the transactions (the “Transactions”) contemplated by the Contribution Agreement (the “Contribution Agreement”), dated as of August 11, 2016, and amended as of October 18, 2016 and November 15, 2016, by and among Arowana Inc. (“ARWA”), Arowana International Limited (“AWN”), which is a company listed on the Australian Securities Exchange and an affiliate of certain officers, directors and shareholders of ARWA, and the Issuer, which was a wholly owned subsidiary of AWN prior to the consummation of the Transactions.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 5 of 7 Pages

Immediately prior to the closing of the Transactions, Chin beneficially owned 1,239,639 ARWA ordinary shares, 179,281 ARWA rights and 179,281 ARWA warrants, including 1,214,639 ARWA ordinary shares, 179,281 ARWA rights and 179,281 ARWA warrants beneficially owned by the Trust and the Trustee. Upon the consummation of the Transactions:

●

Pursuant to the terms of the Contribution Agreement, ARWA contributed $16,787,329 to the Issuer in exchange for 6,088,189 Ordinary Shares, which ARWA immediately distributed to its security holders as described below.

●	Pursuant to the terms of the ARWA rights, immediately upon consummation of the Transactions, each outstanding ARWA right was exchanged for 1/10 of an ARWA ordinary share.

●	ARWA distributed to the ARWA shareholders (including the holders of ARWA ordinary shares issued upon exchange of the ARWA rights) one Ordinary Share for each ARWA ordinary share held by them.

●	Pursuant to the terms of the ARWA warrants, as amended immediately prior to the consummation of the Transactions, each outstanding ARWA warrant was exchanged for 1/20 of an Ordinary Share.

Accordingly, upon consummation of the Transactions, Chin acquired beneficial ownership of 1,266,531 Ordinary Shares, including 1,241,531 Ordinary Shares of which the Trust and the Trustee acquired beneficial ownership.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares described in this Schedule 13D for investment purposes. The Reporting Persons may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, none of the Reporting Persons, except as set forth in this Schedule 13D and except as is consistent with Chin’s position as the Non-Executive Chairman of the Issuer, has any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 54267E 104	SCHEDULE 13D	Page 6 of 7 Pages

(g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Chin is the beneficial owner of 1,266,531 Ordinary Shares, representing 9.3% of the Issuer’s outstanding Ordinary Shares. This amount includes 25,000 Ordinary Shares held by Borneo Capital Pty Ltd. and 1,241,531 Ordinary Shares held by the Trust. The Trust beneficially owns 1,241,531 Ordinary Shares, representing 9.2% of the Issuer’s outstanding Ordinary Shares. The Trustee, as the trustee of the Trust, may be deemed to beneficially own the Ordinary Shares owned by the Trust. Chin, the Trust and the Trustee have sole voting and dispositive control over all such shares.

In the past 60 days, Chin, the Trust and the Trustee effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an agreement between ARWA, the Issuer, the holders of the ARWA ordinary shares issued prior to ARWA’s initial public offering (the “Initial Shares”) and Continental Stock Transfer & Trust Company that was executed simultaneously with the consummation of the Transactions, the Ordinary Shares distributed to the holders of the Initial Shares, including 1,035,358 Ordinary Shares held by the Trust, will be subject to the same restrictions that were applicable to such Initial Shares. Accordingly, such Ordinary Shares may not be transferred (subject to limited exceptions) until (i) with respect to 50% of the shares, the earlier of December 28, 2017 and the date on which the closing price of the VivoPower ordinary shares exceeds $12.50 per share for any 20 trading days within a 30-trading day period following December 28, 2016 and (ii) with respect to the remaining 50% of the shares, December 28, 2017, or earlier, in each case, if VivoPower consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 7 of 7 Pages

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of January 9, 2017, by and among Kevin Chin, The Panaga Group Trust and Panaga Group Pty Ltd.

99.2

Form of Amended and Restated Share Escrow Agreement, dated as of December 28, 2016, by and among Arowana Inc., VivoPower International PLC, the initial shareholders listed therein and Continental Stock Transfer & Trust Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 9, 2017

KEVIN CHIN

/s/ Kevin Chin

THE PANAGA GROUP TRUST

	By:	Panaga Group Pty Ltd.

	By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director

PANAGA GROUP PTY LTD.

	By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director